SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                  to

Commission file number: 001-14431

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Golden State Water Company Investment Incentive Program

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

American States Water Company

630 East Foothill Boulevard
San Dimas, California 91773

Golden State Water Company

Investment Incentive Program

Financial Statements and
Supplemental Schedules

As of December 31, 2012 and 2011 and
for the Year Ended December 31, 2012

Golden State Water Company
Investment Incentive Program

Note:  All schedules other than those listed above have been omitted since the information is either disclosed elsewhere in the financial statements or not required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

Report of Independent Registered Public Accounting Firm

To the Golden State Water Company Investment Incentive Program Administrative Committee

San Dimas, California

We have audited the accompanying statements of net assets available for Plan benefits of the Golden State Water Company Investment Incentive Program (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for Plan benefits for the year ended December 31, 2012.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits as of December 31, 2012 and 2011, and the changes in net assets available for Plan benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental schedules of delinquent participant contributions for the year ended December 31, 2012 and assets (held at end of year) as of December 31, 2012 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO USA, LLP
Costa Mesa, California
June 28, 2013

Golden State Water Company
Investment Incentive Program

Statements of Net Assets Available for Plan Benefits

December 31,	2012	2011
Assets

Investments, at fair value	$81,086,616	$68,781,686

Receivables:
Employer contribution receivables	46,228	75,955
Notes receivable from participants, net of allowance	2,883,402	2,894,046
Total receivables	2,929,630	2,970,001

Net assets available for plan benefits, at fair value	84,016,246	71,751,687

Adjustment from fair value to contract value for interest in common and collective trust investment funds relating to fully benefit-responsive investment contracts	(150,014)	105,417

Net assets available for plan benefits	$83,866,232	$71,857,104

See accompanying notes to financial statements.

Golden State Water Company
Investment Incentive Program

Statement of Changes in Net Assets Available for Plan Benefits

For the year ended December 31,	2012

Additions:
Contributions:
Employee	$3,754,820
Employee rollovers	309,573
Employer	2,211,777

Total contributions	6,276,170

Net investment income:
Net appreciation in fair value of investments	10,532,571
Interest and dividends	2,099,363
Total net investment income	12,631,934

Interest income on notes receivable from participants	125,207

Total additions	19,033,311

Deductions:
Benefits paid to participants	6,996,205
Increase in allowance for defaulted notes receivable from participants	352
Administrative and other expenses	27,626

Total deductions	7,024,183

Net increase	12,009,128

Net assets available for plan benefits
Beginning of year	71,857,104

End of year	$83,866,232

See accompanying notes to financial statements.

Golden State Water Company

Investment Incentive Program

Notes to the Financial Statements

Note 1 – Plan Description

The following description of the Golden State Water Company Investment Incentive Program (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established by Golden State Water Company (the “Company” or “GSWC”) under the provisions of Section 401(a) of the Internal Revenue Code (the “IRC”) which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERlSA”).

Prior to inception of the Plan, the Company maintained the Payroll-Based Tax Credit Employee Stock Ownership Plan (the “PAYSOP”) for the benefit of participating employees and their beneficiaries. Under the PAYSOP, the Company contributed amounts equal to a tax credit claimed by the Company on its federal income tax return. This credit was calculated as a percentage of qualifying payroll. The Tax Reform Act of 1986 eliminated this credit for tax years after 1986. As a result, the Company terminated the PAYSOP and transferred the net assets into the Plan effective January 1, 1988. The trustee of the Plan maintains a separate account for the net assets which were transferred from the PAYSOP. The net assets relating to the PAYSOP amounted to $2,167,646 and $1,938,564  as of December 31, 2012 and 2011, respectively.  Such net assets as of December 31, 2012 and 2011 are participant directed investments.

In 1998, the Company formed a holding company, American States Water Company (“ASWC”). At the time of the formation, the Plan’s investments in the Company’s common stock changed to an investment in the ASWC common stock. Such change did not have a significant impact on the financial statements.  As of December 31, 2012, ASWC has no material assets other than the common stock of the Company and ASWC’s other wholly-owned subsidiary, American States Utility Services, Inc. (“ASUS”).

Plan Administration

The Plan is administered by the Investment Incentive Program Administrative Committee (the “Plan Administrator” or “Committee”), which is appointed by the Company’s Board of Directors.  New York Life Trust Company (“Trustee”) provides the record keeping services and serves as the Plan’s appointed trustee.

Eligibility

Any employee in participating business units who has completed a period of service of 30 consecutive days is eligible to participate in the Plan. The Plan provides for automatic enrollment. Participation begins on the first day of the payroll period coincident with or next following the attainment of 30 consecutive days of service.  Participating business units include GSWC, corporate employees of ASUS, and exempt employees of ASUS’ subsidiaries.  Non-exempt employees of ASUS’ subsidiaries are covered under separate programs.

Eligible employees meeting the service requirements are auto-enrolled in the Plan at an employee contribution rate of three percent.  This will generate a dollar for dollar employer matching contribution up to the limits described below.  Employees are given the option to elect additional contributions, to decline contributions altogether, or to remain at three percent.  Furthermore, employees are requested to select the funds into which their contribution will be deposited.  The default fund for employees making no elections is the appropriate T. Rowe Price Retirement Fund, based on the employee’s expected retirement date.

Eligible employees hired or rehired on or after January 1, 2011 are also auto-enrolled in the Profit Sharing feature of the Plan, once they have completed a period of service of 30 consecutive days. These Company contributions amount to 5.25% of eligible pay and are deposited into employee directed funds.  Employees may elect to direct these contributions into any fund available under the Plan, except the ASWC Common Stock Fund.  The default fund for employees making no elections is the appropriate T. Rowe Price Retirement Fund, based on the employee’s expected retirement date.

Golden State Water Company

Investment Incentive Program

Notes to the Financial Statements

Contributions

Subject to statutory limits, eligible employees can contribute an amount between 1% and 50% of compensation as defined in the Plan document and amendments. In 2012, the maximum allowable pre-tax deferral was $17,000, with additional “catch-up” deferrals of up to $5,500, for participants age 50 or older any time during the Plan year. In addition, eligible employees are provided with matching employer contributions to their accounts of 100 percent of the first three percent and 50 percent of the next three percent contributed by a participant.

The matching contribution for each participant is made to the same investment funds to which the participant’s compensation deferral contribution is made in a given payroll period. If the matching contribution is to any fund other than the ASWC Common Stock Fund, the match is made in cash.  If the matching contribution is made to the ASWC Common Stock Fund, the Plan has the option to fund the match in cash and ASWC Common Stock, or entirely in cash.  For the year ended December 31, 2012, all Company matching contributions towards the ASWC Common Stock were made in cash. All investments are participant directed.

During 2008, the Plan was amended to add a Roth feature.  Employees may elect to contribute to the Plan in the traditional pre-tax manner, or contribute post-tax dollars to the Roth portion of the Plan.  Contributions may be split between Roth and traditional pre-tax, but the matching provisions of the Plan relating to amount of contributions and Company matching contributions will apply to the total. Rollover contributions from qualified plans are permitted.

Employees cannot make contributions to the Profit Sharing program.

Vesting

Plan participants are always fully vested in their contributions and the employer matching contributions made to their account, plus actual earnings thereon.  Profit Sharing contributions, plus actual earnings thereon, vest when the participant attains three years of service.

Distribution of Benefits

Participants’ benefits under the Plan become distributable upon termination of service, as defined in the Plan document. Participants electing to have their distribution deferred will receive benefits equal to the amounts credited to their account as of the distribution value date, as defined in the Plan document. The value of benefits distributable to a participant not electing deferral is based upon amounts credited to the participants account under the Plan as of the distribution value date, except as described below.

A participant shall be entitled to request an in-service withdrawal of the lesser of the balance of their account or the total unwithdrawn deferral contributions after the participant has attained age 59 1/2. Subject to the approval of the Plan Administrator, withdrawals from a participant’s vested account may be permitted before age 59 1/2 to meet a financial hardship, as defined in the Plan document.  Otherwise, withdrawals from a Plan participant’s vested account is permitted only after termination of employment or upon death or total disability.  A participant who has attained age 55 and completed at least ten years of participation in the Plan (including any years of participation in the PAYSOP) may elect a distribution of a portion of participant’s PAYSOP account attributable to shares of ASWC Common Stock after December 31, 1986, as provided in Section 401(a)(28)(B) of the IRC.

Golden State Water Company

Investment Incentive Program

Notes to the Financial Statements

Participant Accounts

Each Plan participant’s account is credited or debited with the participant’s contributions and/or employer contributions, as well as the participant’s share of the Plan’s earnings or losses. Certain administrative expenses (e.g. loan processing fees) directly relating to a participant’s account are deducted from the specific participant’s account. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account balance.

Notes Receivable from Participants

Notes receivable from participants consist of participants’ loans borrowed on their eligible account. Participants may not borrow on their profit sharing balances. Participants may borrow from their eligible account a minimum of $1,000 and up to a maximum amount equal to the lesser of $50,000 or 50 percent of his or her account balance. Loan transactions are treated as a transfer between the investment fund and the Participant Loan Fund. Principal and interest are repayable ratably through payroll deductions over a period of no more than 59 months for all loans, except for loans made to purchase a primary residence, which must be repaid within a period of no more than 10 years. The loans bear interest at the Prime Rate plus one percent. The interest rates on loans outstanding as of December 31, 2012 ranged from 4.25% to 7.75% and mature on various dates through 2021. A loan shall be in default if any scheduled payment is not paid by the last day of the calendar quarter following the calendar quarter in which such scheduled payment was due.

Management determines the collectability of participant loans on a periodic basis. This determination is made based on the terms of the Plan document and the related Plan policies and procedures. Those participant loans that are deemed to be uncollectible are written-off and included as loans in default in the financial statements and the Form 5500 for financial reporting purposes in the year the determination is made. As of December 31, 2012 and 2011, there were a total of $4,903 and $4,551, respectively, in participant loans deemed to be uncollectible.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could materially differ from those estimates.

Risks and Uncertainties

The Plan’s investment in the ASWC Common Stock Fund amounted to $24,099,568 and $20,228,645 as of December 31, 2012 and 2011, respectively. Such investments represented approximately 29% and 28% of the Plan’s total net assets as of December 31, 2012 and 2011, respectively. For risks and uncertainties regarding ASWC, participants should refer to the December 31, 2012 Form 10-K and the March 31, 2013 Form 10-Q of ASWC filed with the Securities and Exchange Commission.  The Plan provides for various investment options in mutual funds, common and collective trust investment funds offered by the Trustee, and the ASWC Common Stock Fund. Such investment options are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the various risk factors in the near term could materially affect the amounts reported in the financial statements.

Golden State Water Company

Investment Incentive Program

Notes to the Financial Statements

The Plan invests in common and collective trust investment funds that hold securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transactions and changes in foreign currency translation clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those of securities of comparable U.S. companies.

Investment Valuation and Income Recognition

Investments are stated at fair value. Investments in registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The New York Life Insurance Anchor Account I Stable Value Fund, a fully benefit-responsive investment contract, is stated at fair value and then adjusted to contract value in accordance with accounting guidance for reporting of fully benefit-responsive contracts held by certain investment companies and defined-contribution health and welfare and pension plans. As described in the guidance, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the accounting guidance, the Statements of Net Assets Available for Plan Benefits present the fair value of the investment contracts as well as an additional line item showing the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis.

Net Appreciation in Fair Value of Investments

Net appreciation in fair value of investments is based on the fair value of the assets at the beginning of the year or at the time of purchase for assets purchased during the year and the related fair values on the day investments are sold with respect to realized gains and losses, and on the last day of the year with respect to unrealized gains and losses. Net realized and unrealized appreciation is recorded in the accompanying Statement of Changes in Net Assets Available for Plan Benefits as net appreciation in fair value of investments.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Administrative fees for accountants, legal counsel and other specialists and any other costs of administering the Plan, unless paid directly by the Company, will be paid by the Plan and will be charged against participants’ accounts. Certain administrative expenses directly relating to a participant’s account, such as loan processing fees, are specifically allocated and deducted from the specific participant’s account. The Company is not obligated to pay the Plan’s expenses.

Administrative expenses incurred related to the net assets of the former PAYSOP account that are paid out of the Plan are limited to the lesser of (i) the sum of 10 percent of the first $100,000 and 5 percent of any amount in excess of $100,000 of the income from dividends paid to the Plan with respect to ASWC common stock allocated to the PAYSOP account during the Plan year, or (ii) $100,000. During 2012, Plan administrative expenses borne by the Plan and by the Company were insignificant.

Golden State Water Company

Investment Incentive Program

Notes to the Financial Statements

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board issued Accounting Standards Update No. 2011-04, Fair Value Measurements and Disclosures (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04). ASU 2011-04 converges the fair value measurement guidance of U.S. generally accepted accounting principles and International Financial Reporting Standards. ASU 2011-04 clarifies existing fair value measurement requirements and changes a particular principle for measuring fair value for disclosing fair value measurement information. In addition, ASU 2011-04 requires additional fair value disclosures and is effective for fiscal years beginning after December 15, 2011. The adoption of ASU 2011-04 did not have any impact on the Plan’s financial statements or fair value disclosures.

Note 3 - Investment Options

Participants may direct their investment into various fund options and may change their investment elections on a daily basis, in full percentage increments. Certain participants may be restricted to specific periods during which ASWC common stock can be traded.  Participants should refer to the fund information provided by the Trustee for a complete description of the investment options as well as for the detailed composition of each investment fund.

Note 4 - Investments

The following table presents investments that represent 5 percent or more of the Plan’s net assets available for Plan benefits:

December 31,	2012	2011
Investments at Fair Value as Determined by Quoted Market Price:
Common Stock:
American States Water Company Common Stock Fund, 479,489 and 551,637 units, respectively	$24,099,568	$20,228,645
Registered Investment Companies:
PIMCO Total Return Fund, 654,311 and 643,654 units, respectively	7,354,461	6,996,515
Vanguard Mid-Cap Index Signal Shares, 163,593 and 166,958 units respectively	5,264,431	4,696,533
MainStay S&P 500 Index Fund (I), 186,339 and 180,419 units, respectively	6,141,725	5,232,154
MainStay Large Cap Growth Fund, 558,706 and 0 units, respectively	4,458,473	—
American Funds Growth Fund of America (R4), 0 and 122,201 units, respectively	—	3,485,166
Others (less than 5%)	23,059,541	17,993,324
	46,278,631	38,403,692

	70,378,199	58,632,337
Investments at Estimated Fair Value:
Common and Collective Trusts Investment Funds:
Golden State Stable Value Fund *	10,708,417	10,149,349

Total Investments	$81,086,616	$68,781,686

* As stated in Note 2 above, the Stable Value Fund, which is deemed to be fully benefit-responsive, is stated at fair value in the Statements of Net Assets Available for Plan Benefits, with a corresponding adjustment to reflect contract value. The estimated fair value of this fund as of December 31, 2012 and 2011 was $10,708,417 and $10,149,349, respectively. The contract value of the fund as of December 31, 2012 and 2011, which is a component of net assets available for Plan benefits, totaled $10,558,403 and $10,254,766, respectively.  During 2012 and 2011, this fund yielded approximately 1.7% and 2.7%, respectively.

Golden State Water Company

Investment Incentive Program

Notes to the Financial Statements

During 2012, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated in value by a net $10,532,571 as follows:

Net Appreciation in Fair Value:

2012
Investments at Fair Value as Determined by Quoted Market Price:
American States Water Company Common Stock Fund	$6,552,899
Registered Investment Companies	3,979,672
Net appreciation in fair value of investments	$10,532,571

At December 31, 2012, the Plan had no unfunded commitments related to the Golden State Stable Value Fund.  The redemption of the Golden State Stable Value Fund is subject to the preference of individual Plan participants and contains no restrictions on the timing of redemption; however, participant redemptions may be subject to certain redemption fees.

Note 5 - Investment Contracts

The Plan has the Golden State Stable Value Fund (the “Fund”) as an investment option. The Fund is a bank collective fund whose only investment is the New York Life Insurance Company Anchor Account I Stable Value Fund, a collective trust fund sponsored by New York Life. The fair value of the Fund is based on the underlying unit value reported in the New York Life Insurance Company Anchor Account I Stable Value Fund, which totaled $3,573,605,822 and $3,162,675,429 as of December 31, 2012 and 2011, respectively.

Note 6 - Fair Value Measurements

Accounting guidance for fair value measurements for financial assets and liabilities establishes a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under this guidance are described below:

Basis of Fair Value Measurement:

Level 1	-	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2	-	Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly; and

Level 3	-	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  There were no changes in the valuation methods during 2012 or 2011.

Golden State Water Company

Investment Incentive Program

Notes to the Financial Statements

The following tables set forth by level, within the fair value hierarchy, the Plan’s investment assets measured at fair value as of December 31, 2012 and 2011. As required by the accounting guidance, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair Value Measured and Recorded at December 31, 2012 Using:
	Level 1	Level 2	Level 3	Total
American States Water Company Common Stock Fund:
Common Stock	$23,005,882	$—	$—	$23,005,882
PIMCO Money Market Fund	1,093,686	—	—	1,093,686

Registered Investment Companies:
U.S. Equity Funds	22,537,731	—	—	22,537,731
International Equity Funds	2,681,922	—	—	2,681,922
Balance Funds	13,226,098	—	—	13,226,098
Bond Funds	7,832,880	—	—	7,832,880

Common and Collective Trusts Investment Funds	—	10,708,417	—	10,708,417

Total Investments Measured at Fair Value	$70,378,199	$10,708,417	$—	$81,086,616

	Fair Value Measured and Recorded at December 31, 2011 Using:
	Level 1	Level 2	Level 3	Total
American States Water Company Common Stock Fund:
Common Stock	$19,252,131	$—	$—	$19,252,131
MainStay Cash Reserves Fund I	976,514	—	—	976,514

Registered Investment Companies:
U.S. Equity Funds	19,131,050	—	—	19,131,050
International Equity Funds	2,344,259	—	—	2,344,259
Balance Funds	9,817,523	—	—	9,817,523
Bond Funds	7,110,860	—	—	7,110,860

Common and Collective Trusts Investment Funds	—	10,149,349	—	10,149,349

Total Investments Measured at Fair Value	$58,632,337	$10,149,349	$—	$68,781,686

The categorization of debt and equity securities is classified on the basis of the nature and risk of the investment.  The Plan’s investments that are measured at fair value on a recurring basis, such as the American States Water Company Common Stock Fund and money market funds, mutual funds, and equity securities included within the Registered Investment Companies are generally classified within Level 1 of the fair value hierarchy. The fair values of these investments are based on quoted market prices in active markets. The Plan also invests in common and collective trusts for which the valuation is based on the values of the underlying investments. Based on the nature of the underlying investments in the common and collective trusts, these investment assets have been classified as Level 2. There are no plan liabilities recorded at fair value at December 31, 2012 or 2011.

Golden State Water Company

Investment Incentive Program

Notes to the Financial Statements

Note 7 - Related Party Transactions

The Trustee and the Company are parties-in-interest as defined by ERISA. Certain Plan investments are shares of common and collective trusts investment funds offered by the Trustee, and shares of ASWC Common Stock Fund. Such transactions qualify as party-in-interest transactions permitted by the Department of Labor (“DOL”) regulations. Fees paid to the Trustee for the year ended December 31, 2012 were insignificant.

Note 8 - Nonexempt Transactions

As reported on the Form 5500, Schedule H, Line 4a — Schedule of Delinquent Participant Contributions, certain participant contributions were not remitted to the Plan within the time frame specified by DOL Regulation 29 CFR 2510.3-102, thus constituting nonexempt transactions between the Plan and the Company. Late remittances related to the 2012 Plan year amounted to $1,655. The Company remitted the lost earnings to the participant’s account in 2012.

Note 9 - Tax Status

The Internal Revenue Service (“IRS”) issued a favorable determination letter dated March 27, 2013 stating that the Plan and related trust are designed in accordance with applicable IRC requirements as of that date. The determination letter covered amendments through December 21, 2011, which is the date of the most recent amendment to the Plan. Therefore, the Plan Administrator believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 2012 and 2011 and for the year ended December 31, 2012.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2009.

Note 10 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan document to discontinue its contributions at any time and to amend or terminate the Plan subject to the provisions of ERISA.

Golden State Water Company
Investment Incentive Program

Form 5500 — Schedule H — Line 4a —

Schedule of Delinquent Participant Contributions for the Year Ended December 31, 2012

EIN:  95-1243678
Plan Number: 005

Participant Contributions Transferred Late to Plan	Total That Constitute Nonexempt Prohibited Transactions			Total Fully
Check here if Late Participant Loan Repayments are Included:	Amounts Not Corrected	Amounts Corrected Outside VFCP*	Amounts Pending Correction or in VFCP*	Corrected Under VFCP* and PTE 2002-51

$—	$—	$1,655	$—	$—

* Voluntary Fiduciary Correction Program

Golden State Water Company
Investment Incentive Program

Form 5500 — Schedule H — Line 4i —

Schedule of Assets (Held at End of Year) as of December 31, 2012

EIN:  95-1243678
Plan Number: 005

(a)(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, par or maturity value	(d) Cost	(e) Current Value
Investments at Fair Value as Determined by Quoted Market Prices:
Common Stock:
* American States Water Company	American States Water Company Common Stock Fund:
	PIMCO Money Market Fund	**	$1,093,686
	American States Water Company Common Stock	**	23,005,882
			24,099,568
Registered Investment Companies:
Oakmark	Oakmark Equity & Income Fund (I)	**	1,731,888
Vanguard	Vanguard Mid Cap Fund	**	5,264,431
PIMCO	PIMCO Total Return Fund (Admin)	**	7,354,461
Columbia	Columbia Dividend Income Fund	**	3,956,486
MainStay	MainStay Large Cap Growth I	**	4,458,473
Royce Premier	Financial Intermediary Fund	**	1,857,402
Thornburg International	Thornburg Intl Value Fund (R5)	**	2,589,878
MainStay	S&P Index Fund	**	6,141,725
Vanguard	Vanguard Total Bond Fund	**	478,419
Vanguard	Vanguard Small Cap Fund	**	406,102
Vanguard	Vanguard Total International Stock Index Fund	**	92,044
T. Rowe Price	Retirement Income Fund	**	399,272
T. Rowe Price	Retirement 2005 Fund	**	79,324
T. Rowe Price	Retirement 2010 Fund	**	332,997
T. Rowe Price	Retirement 2015 Fund	**	730,446
T. Rowe Price	Retirement 2020 Fund	**	2,151,033
T. Rowe Price	Retirement 2025 Fund	**	2,430,763
T. Rowe Price	Retirement 2030 Fund	**	1,986,069
T. Rowe Price	Retirement 2035 Fund	**	1,021,896
T. Rowe Price	Retirement 2040 Fund	**	794,638
T. Rowe Price	Retirement 2045 Fund	**	1,046,586
T. Rowe Price	Retirement 2050 Fund	**	421,173
T. Rowe Price	Retirement 2055 Fund	**	100,013
RidgeWorth	RidgeWorth Small Cap Value Equity Fund	**	453,112
			46,278,631
Investments at Estimated Fair Value:
Common/Collective Trusts Investment Funds:
*Golden State Stable Value Fund	NYL Insurance Anchor Account I Stable Value Fund	**	10,708,417
Total investments			81,086,616
* Notes receivable from participants	Notes with maturities through 2021, interest rates ranging from 4.25% to 7.75%	**	2,883,402
			$83,970,018

*	Represents a party-in-interest as defined by ERISA.
**	The cost is only required for non-participant directed investments.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Investment Incentive Plan Administrative Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GOLDEN STATE WATER COMPANY
INVESTMENT INCENTIVE PROGRAM

	By:	/s/ ROBERT J. SPROWLS
Robert J. Sprowls
Member - Investment Incentive Plan Administrative Committee

	By:	/s/ MCCLELLAN HARRIS
McClellan Harris III
Member - Investment Incentive Plan Administrative Committee

	By:	/s/ DENISE L. KRUGER
Denise L. Kruger
Member - Investment Incentive Plan Administrative Committee

	By:	/s/ JAMES B. GALLAGHER
James B. Gallagher
Member - Investment Incentive Plan Administrative Committee

	By:	/s/ EVA G. TANG
Eva G. Tang
Member - Investment Incentive Plan Administrative Committee

	By:	/s/ BRYAN K. SWITZER
Bryan K. Switzer
Member - Investment Incentive Plan Administrative Committee

Dated: June 28, 2013